SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                         Amendment No. 8






                   DEVCON INTERNATIONAL CORP.

                        (Name of Issuer)



                  Common Stock, $0.10 Par Value

                 (Title of Class of Securities)



                           251588 10 9

                         (CUSIP Number)






Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).





                        Page 1 of 5 pages
                      There are no exhibits








                      CUSIP No. 251588 10 9


(1)  Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
                                       Donald L. Smith, Jr.

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)  (a)  [  ]      (b)  [  ]

(3)  SEC Use Only

(4)  Citizenship or Place of Organization     U.S.A.


     Number of        (5)   Sole Voting Power             1,283,181
   Shares Bene-
     ficially         (6)   Shared Voting Power               -0-
     Owned by
   Each Report-       (7)   Sole Dispositive Power        1,283,181
    ing Person
       With           (8)   Shared Dispositive Power          -0-


(9)   Aggregate Amount Beneficially Owned by Each Reporting
      Person                                  1,283,181

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions) [  ]

(11)  Percent of Class Represented by Amount in Row (9)
      28.48%<F1>1

<F1>
1 Calculated on the basis of 4,431,177 shares of common stock outstanding on November 9, 1994, as reported in the Issuer's 10-Q for the quarter ended September 30, 1994, and 75,000 shares of Common Stock issuable upon exercise of presently exercisable options.

(12)  Type of Reporting Person (See Instructions)   IN





Item 1(a).  Name of Issuer:

            DEVCON INTERNATIONAL CORP.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1350 E. Newport Center Drive, Suite 201
            Deerfield Beach, Florida  33443

Item 2(a).  Name of Person Filing:

            Donald L. Smith, Jr.

Item 2(b).  Address of Principal Business Office:

            1350 E. Newport Center Drive, Suite 201
            Deerfield Beach, Florida  33443

Item 2(c).  Citizenship:

            U.S.A.

Item 2(d).  Title of Class of Securities:

            Common Stock, $.10 Par Value

Item 2(e).  CUSIP Number:

            251588 10 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

            Not applicable.

Item 4.     Ownership.

     (a)  Amount Beneficially Owned:  1,283,181 shares.  Includes
          75,000 shares issuable upon exercise of presently exercisable options.

     (b)  Percent of Class:  28.48<F1>1

<F1>
1 Calculated on the basis of 4,431,177 shares of common stock outstanding on November 9, 1994, as reported in the Issuer's 10-Q for the quarter ended September 30, 1994, and the 75,000 shares of Common Stock issuable upon exercise of presently exercisable options.

     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to     1,283,181
                   direct the vote

          (ii)   shared power to vote or to      -0-
                   direct the vote

          (iii)  sole power to dispose or to  1,283,181
                   direct the disposition of

          (iv)   shared power to dispose or to
                   direct the disposition of     -0-


Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.
























                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 23, 1995                   /s/ DONALD L. SMITH, JR.
                                       Donald L. Smith, Jr.